UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, CA 94403

Franklin Resources, Inc. 1998 Employee Stock Investment Plan
Financial Statements
For the Year Ended July 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Plan Administrator
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”) as of July 31, 2019 and 2018, the related statements of changes in plan equity for the years ended July 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of July 31, 2019 and 2018, and the changes in plan equity for the years ended July 31, 2019, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

San Francisco, California
September 30, 2019

We have served as the Plan’s auditor since 2015.

FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN
STATEMENTS OF FINANCIAL CONDITION

as of July 31,	2019	2018
Assets
Participants’ contributions due from Franklin Resources, Inc.	$10,454,706	$11,229,837
Total Assets	$10,454,706	$11,229,837
Liabilities and Plan Equity
Obligation to purchase common stock of Franklin Resources, Inc.	$10,454,706	$11,229,837
Plan equity	—	—
Total Liabilities and Plan Equity	$10,454,706	$11,229,837

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

for the years ended July 31,	2019	2018	2017
Additions
Participants’ contributions	$23,272,504	$24,799,346	$24,912,218
Deductions
Exercise of option to purchase common stock of Franklin Resources, Inc.	(23,272,504)	(24,799,346)	(24,912,218)
Net change in Plan equity	—	—	—
Plan equity at:
Beginning of year	—	—	—
End of Year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended and restated (the “Plan”), provides only general information and is qualified in its entirety by reference to the Plan document. Refer to the Plan document for a complete description of the Plan’s provisions.
The Plan was established for the purpose of providing eligible employees of Franklin Resources, Inc. (“Franklin”) and its subsidiaries with an opportunity to purchase common stock of Franklin through accumulated payroll deductions. The Plan includes two components: a component intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”) (the “423 component”), and a component designed to enable employees in certain jurisdictions outside of the U.S. to participate in the Plan (the “non-423 component”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The Plan is administered, separately and not jointly, by the Board of Directors of Franklin (the “Board”), the Compensation Committee of the Board, and the duly appointed executive officers of Franklin (the “Plan Administrator”). Merrill Lynch, Pierce, Fenner & Smith Incorporated provides recordkeeping services and processes and maintains the individual accounts of the Plan participants. Franklin (the “Plan Sponsor”) pays all expenses incurred for administering the Plan.
Eligibility. Eligible employees, as defined in the Plan, of Franklin or a designated subsidiary, who have been employed for at least 10 business days prior to and including a given enrollment date are eligible to participate in the Plan. An eligible employee may not be granted an option under the Plan (1) if, after the granting of the option such eligible employee would be deemed to own five percent or more of the combined voting power or value of all classes of stock of Franklin, or (2) which permits the eligible employee’s rights to purchase stock under the Plan to accrue at a rate exceeding $25,000 worth of stock (determined at the fair market value of the shares at the time the option is granted) for each calendar year in which such option is outstanding at any time.
Participation. Participants in the Plan authorize a whole percentage after-tax payroll deduction between one percent and 10% of compensation during each purchase period. The purchase periods are six months in duration and run from February 1 to July 31 each year, and from August 1 each year to January 31 of the following year. The enrollment date is the first day of each purchase period, and the exercise date is the last day of each purchase period. The Plan Administrator has the authority to change the length and commencement date of any purchase period.
 Purchase Discount. Participants are granted a separate option for each purchase period on the enrollment date, which option is automatically exercised on the exercise date. The purchase price under the Plan is equal to 85% of the lower of the closing price per share of the common stock on the New York Stock Exchange Composite Tape on either the enrollment date or exercise date of a purchase period. If either such date is not a market trading day, the closing price for the next market trading day will be used. No interest will accrue on an eligible employee’s payroll deductions subsequently used to purchase common stock under the Plan, unless required by applicable non-U.S. regulations.
Shares Authorized. The maximum number of shares of common stock available for issuance under the Plan is 24,000,000 shares, subject to adjustment for capital changes. The number of shares of common stock purchased upon exercise of each participant’s option is based upon the purchase price per share and the amount of the participant’s payroll deduction contributions in the purchase period, subject to a Plan limitation of 6,000 shares of common stock per participant (subject to adjustment for capital changes) in any purchase period.
Withdrawal and Termination of Employment. Participants may at any time by giving at least 15 days’ prior written notice (subject to any shorter period as may be required under applicable laws), (1) withdraw from the Plan, in whole but not in part, in which event Franklin will refund the entire balance of the participant’s deductions during the purchase period, or (2) terminate future deductions but apply accumulated prior deductions to the exercise of the option during the purchase period. Withdrawal during a purchase period does not prevent the participant from participating in a later purchase period. In addition, upon a participant’s ceasing to be an eligible employee for any reason, including termination of employment, the deductions made by the participant but not yet used to purchase shares will be returned to the participant or, in the case of such participant’s death, to the person or persons entitled thereto under the terms of the Plan, and such participant’s option will automatically terminate.
Amendment and Termination. The Board or the Compensation Committee of the Board may at any time terminate or amend the Plan. Subject to certain limited exceptions under the Plan, no such termination may adversely affect options previously granted, nor may an amendment make any change in any option previously granted that adversely affects the rights of any participant without the affected participant’s consent.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and changes therein. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.
Contributions
Participants’ contributions are recorded on the accrual basis as of the date the contributions are withheld from the eligible employees’ compensation.
Withdrawals and Termination of Employment
Contributions to the Plan are reported net of withdrawals, as participants’ withdrawals are refunded by the Plan Sponsor prior to deposit into the Plan. See “Withdrawal and Termination of Employment” in Note 1 - Description of the Plan.
Subsequent Events
Management evaluated for disclosure or recognition any subsequent events through September 30, 2019, the issuance date of the financial statements.

3.	Security Transactions
Franklin common stock is purchased upon exercise of options under the Plan, and such purchase is effective as of the exercise date of each purchase period.
Franklin common stock is issued directly to the participants from unissued shares designated for the Plan. Shares issued under the Plan were approximately 924,000, 761,000 and 775,000 for the years ended July 31, 2019, 2018 and 2017. Since inception of the Plan, approximately 22,097,000 of the 24,000,000 designated shares have been issued under the Plan.

4.	U.S. Federal Income Tax Status
The 423 component of the Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. The Plan Administrator believes the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. There are no uncertain tax positions taken or expected to be taken by the Plan that would require recognition of a liability or disclosure in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Issuance of shares under the Plan upon exercise of an option is not intended to result in taxable income to participants in the Plan. Upon the sale of Franklin common stock purchased under the Plan, participants are subject to tax.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN

Date:	September 30, 2019	/s/ Gwen L. Shaneyfelt
Gwen L. Shaneyfelt
Chief Accounting Officer
Authorized Representative of the Plan Administrator of the
Franklin Resources, Inc. 1998 Employee Stock Investment Plan